[Chapman and Cutler LLP Letterhead]

October 16, 2024

VIA EDGAR CORRESPONDENCE

Chris Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 6, 2024 (the “Registration Statement”). The Registration Statement relates to the Amplify Bloomberg U.S. Treasury Target High Income ETF (formerly Amplify Bloomberg U.S. Treasury 12% Premium Covered Call ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Name

The staff of the Commission (the “Staff”) notes in the comment letter filed with the Commission on or about October 3, 2024 (the “Prior Comment Letter”) the Fund indicated a change in the Fund’s name to Amplify Bloomberg U.S. Treasury Target 12 Option Income ETF. In supplemental correspondence, the Staff indicated it similarly objected to the Fund’s new name as it did in Comment 6 of the Prior Comment Letter. The Fund has supplementally suggested it change its name to the Amplify Bloomberg U.S. Treasury Target High Income ETF, to which the Staff has no objections. Please confirm the use of this name.

Response to Comment 1

The Fund confirms its name will be Amplify Bloomberg U.S. Treasury Target High Income ETF.

Comment 2 – Principal Investment Strategies

The Staff notes that in Comment 9 of the Prior Comment Letter the Staff asked the Fund to add clarifying disclosure to what determines the size of the sold call option contracts. The Staff acknowledges the revisions the Fund included in the Prior Comment Letter, but asks for additional disclosure clarifying what factors determine the size of the sold call option contracts.

Response to Comment 2

The Fund has added the following sentence after the fifth sentence of the third paragraph in the Fund’s revised prospectus:

Factors that impact the amount of premium generated in a written call option contract include: (i) time to expiration; (ii) strike price; and (iii) volatility of the underlying asset.

Comment 3 – Principal Investment Strategies

Please provide an explanation in the Fund’s principal investment strategies the Index’s rebalancing.

Response to Comment 3

The Fund has revised the seventh sentence of the third paragraph in the Fund’s revised prospectus as indicated below

~~Upon the expiration of the sold option contract each week, the Index~~The Index rebalances its sold call option contract each week upon the expiration of its sold option contract by selling ~~sells~~ a new call option contract that seeks the Target Option Premium.

Comment 4 – Exhibits

The Staff acknowledges the Fund’s response to Comment 14 in the Prior Comment Letter, but requests that the Fund include any Index License Agreement to which the Fund is a party as an exhibit, as it is the Staff’s view that such agreements are a material contract under Item 28(h) of Form N-1A.

Response to Comment 4

The Fund will include the agreement to which the Fund is a party in the next post-effective amendment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren